SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

MATERIAL FACT

Companhia Siderúrgica Nacional (the “Company”), in furtherance of the material fact notice disclosed on August 25, 2020, informs the market that the Company’s subsidiary, CSN Mineração S.A. (“CMIN”), has filed with the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) a registration request for a primary and secondary offering of its common shares in Brazil, pursuant to Brazilian Law No. 6,385, dated December 7, 1976, and CVM Instruction No. 400, dated December 29, 2003, as amended. Meetings of the Company’s board of directors and shareholders approved the offering on October 15, 2020 and the Company is considering whether to participate in the secondary offering.

The offering is subject to, among other factors, Brazilian and international market conditions, registration approval by the CVM and listing approval by the B3 S.A. – Brasil, Bolsa, Balcão.

The Company will keep the market informed of any relevant developments.

The offering has not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) or any other U.S. federal and state securities laws, and CMIN’s common shares may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless pursuant to a registration statement or in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

This material fact notice is disclosed for informative purposes only and shall not, in any circumstances, be construed as an investment recommendation. This material fact notice does not constitute an offer to sell or the solicitation of an offer to buy the Company’s or CMIN’s securities, including CMIN’s common shares, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

São Paulo, October 19, 2020

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.